EXHIBIT 11

BAIRNCO CORPORATION AND SUBSIDIARIES

CALCULATION OF BASIC AND DILUTED EARNINGS PER SHARE

FOR THE YEARS ENDED DECEMBER 31, 2000, 1999, AND 1998

	2000	1999	1998
BASIC EARNINGS PER COMMON SHARE:

Net Income	$ 8,233,000	$ 8,641,000	$ 1,594,000

Average common shares outstanding	7,567,000	7,965,000	8,655,000

Basic Earnings Per Common Share	$ 1.09	$ 1.08	$ 0.18

DILUTED EARNINGS PER COMMON SHARE:

Net Income	$ 8,233,000	$ 8,641,000	$ 1,594,000

Average common shares outstanding	7,567,000	7,965,000	8,655,000
Common shares issuable in respect to
options issued to employees
with a dilutive effect	111,000	73,000	163,000
Total common shares assuming full dilution	7,678,000	8,038,000	8,818,000

Diluted Earnings Per Common Share	$ 1.07	$ 1.08	$ 0.18

Basic earnings per common share were computed by dividing net income by the weighted average number of shares of common stock outstanding during each year. Diluted earnings per common share include the effect of all dilutive stock options.